UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Dynegy Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26817R108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817R108		13G

1.	Name of Reporting Persons Avenue Energy Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,190,649

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,190,649

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,190,649

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%*

12.	Type of Reporting Person PN

*See Disclosure in Item 4 of this Schedule 13G.

CUSIP No. 26817R108		13G

1.	Name of Reporting Persons Avenue Energy Opportunities Partners, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,190,649

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,190,649

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,190,649

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%*

12.	Type of Reporting Person OO

*See Disclosure in Item 4 of this Schedule 13G.

CUSIP No. 26817R108		13G

1.	Name of Reporting Persons Avenue Capital Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,340,972

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,340,972

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,340,972

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1%*

12.	Type of Reporting Person IA/PN

*See Disclosure in Item 4 of this Schedule 13G/A.

CUSIP No. 26817R108		13G/A

1.	Name of Reporting Persons Avenue Capital Management II GenPar, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,340,972

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,340,972

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,340,972

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1%*

12.	Type of Reporting Person OO

*See Disclosure in Item 4 of this Schedule 13G/A.

CUSIP No. 26817R108		13G/A

1.	Name of Reporting Persons Marc Lasry

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,340,972

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,340,972

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,340,972

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1%*

12.	Type of Reporting Person IN/HC

*See Disclosure in Item 4 of this Schedule 13G/A.

SCHEDULE 13G/A

This Amendment No. 1 (this “Schedule 13G/A”) to the original Schedule 13G filed on February 13, 2017 (the “Schedule 13G”) is being filed on behalf of Avenue Energy Opportunities Fund, L.P., Avenue Energy Opportunities Partners, LLC,  Avenue Capital Management II, L.P., Avenue Capital Management II GenPar, LLC and Marc Lasry (collectively, the “Reporting Persons”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Dynegy Inc., a Delaware corporation (the “Issuer”).

Item 1
	(a)	Name of Issuer. Dynegy Inc.
	(b)	Address of Issuer’s Principal Executive Offices. 601 Travis Street, Suite 1400 Houston, TX 77002

Item 2
	(a)	Name of Persons Filing: See cover pages Item 1
	(b)	Address of Principal Business Office, or, if none, Residence. c/o Avenue Capital Management II, L.P. 399 Park Avenue, 6th Floor New York, NY 10022
	(c)	Citizenship: See cover pages Item 4
	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share
	(e)	CUSIP Number: 26817R108

Item 3	Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

This Schedule 13G/A is being filed pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Avenue Capital Management II, L.P., an investment adviser (in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act) to each of the Avenue Funds (as defined herein).  Avenue Capital Management II GenPar, LLC is the General Partner of Avenue Capital Management II, L.P., and Marc Lasry is the Managing Member of Avenue Capital Management II GenPar, LLC.

Item 4	Ownership.

See cover pages Items 5-11.

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 131,004,630 shares of Common Stock outstanding as of the date hereof.  The Issuer reported 117,293,478 shares of Common Stock outstanding as of October 12, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2016 filed on November 2, 2016.  On February 8, 2017, the Issuer filed a report on Form 8-K announcing that, pursuant to a PIPE Stock Purchase Agreement entered into by the Issuer with Terawatt Holdings, LP, a Delaware limited partnership affiliated with Energy Capital Partners III, LLC (together, “Terawatt”), the Issuer sold and issued to Terawatt 13,711,152 shares of Common Stock on February 7, 2017, thereby increasing the Issuer’s number of shares of Common Stock outstanding as of the date hereof to 131,004,630.

Collectively, the securities reported in this Schedule 13G/A are held by Avenue Special Opportunities Fund II, L.P., a Delaware limited partnership, Avenue Special Situations Fund VI (Master), L.P., a Delaware limited partnership, and Avenue Energy Opportunities Fund, L.P., a Delaware limited partnership (the “Avenue Funds”). Avenue Capital Management II, L.P., a Delaware limited partnership, is an investment adviser to each of the Avenue Funds.  Avenue Capital Management II GenPar, LLC, a Delaware limited liability company, is the general partner of Avenue Capital Management II, L.P. Marc Lasry is the managing member or member of Avenue Capital Management II GenPar, LLC.  Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that, as of the date hereof, the reporting person(s) has/have ceased to be the beneficial owner of more than five percent (5%) of the class of securities, check the following box ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:           February 14, 2017

AVENUE ENERGY OPPORTUNITIES FUND, L.P.
By: Avenue Energy Opportunities Partners, LLC, its General Partner

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ENERGY OPPORTUNITIES PARTNERS, LLC

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II GenPar, LLC,
its General Partner

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry

Exhibits

Exhibit 24                Power of Attorney for Marc Lasry, dated February 11, 2010 (incorporated by reference to Exhibit 24 to the filing on Schedule 13G relating to beneficial ownership of shares of common stock, par value $0.01 per share, of Spectrum Brand Holdings, Inc., filed with the Securities and Exchange Commission on June 25, 2010).

Exhibit 99.1      Agreement of Reporting Persons